

September 3, 2020

Kenneth Tapp
Chief Executive Officer
MjLink.com, Inc.
3465 Gaylord Court, Suite A509
Englewood, CO 80113

> **Re: MjLink.com, Inc.**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed August 24, 2020**
> **File No. 024-11154**

Dear Mr. Tapp:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2020 letter.

Amendment No. 5 to Offering Circular

Related Party Transactions, page 51

1.   You state in response to prior comment 4 that you issued Class A common stock and preferred stock to your officers, directors and their affiliates in exchange for "services rendered." For each issuance of stock listed in this section, please disclose the approximate dollar value of the services provided in exchange for the shares issued. Please similarly revise Item 6 of Part 1 of the Form 1-A to state the aggregate consideration received by the company in exchange for the unregistered securities issued during the past year and the basis for computing the amount.

Note 1 - Organization and Description of Business
Financial Statement Presentation, page F-7

2.   We note your response to prior comment 8. However, this disclosure continues to contain language that only relates to interim disclosures. The Financial Statement Presentation disclosure on page 34 and Note 2 Basis of Presentation continue to have this issue as well. Please review these disclosures thoroughly and revise or remove accordingly. We have noted the following:

- You state, "The accompanying audited financial statements have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (SEC), specifically Rule 10-01 of Regulation S-X." Please review this Rule and explain why you continue to include this statement as it relates to interim financial statements.

- You state, "Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America (U.S. GAAP) for complete financial statements." You also state, "The financial statements as of December 31, 2019 and 2018 are audited but, in management's opinion, include all normal, recurring adjustments necessary for a fair presentation of the results of the fiscal year end periods." Please tell us why audited financial statements would not include information, notes, and adjustments required by U.S. GAAP when your Basis of Presentation indicates that your audited financial statements have been prepared in accordance with U.S. GAAP.

- You state, "For further information, refer to the Company been derived from the audited financial statements at that dates to the audited financial statements are presented on a continuing basis unless otherwise noted." You also state, "The balance sheet as of December 31, 2019 and 2018 have been derived from the audited financial statements at that date and in preparation of the accompanying financial statements management was required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management's estimates and assumptions." Please review these disclosures and explain why audited financial statements are derived from audited financial statements.

- You state, "The accompanying audited financial statements reflect all adjustments, consisting of only normal recurring items, for the full year ending December 31, 2019. These audited financial statements should be read in conjunction with the financial statements and related notes for the year ended December 31, 2018." Please explain why audited financials only include recurring items and why audited financial statements have to be read in conjunction with the financial statements and related notes for the year ended December 31, 2018.

Kenneth Tapp
MjLink.com, Inc.
September 3, 2020
Page 3

You may contact Amanda Kim, Staff Accountant, at (202) 551- 3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Frederick M. Lehrer